Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of September 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1.

Press release dated: September 5  2007

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

   ANNOUNCEMENT

OTE ANNOUNCES NEW RETAIL PACKAGES AND SERVICES

Αthens, September 5, 2007 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announces the introduction of new retail packages, available from September 12, 2007, as well as new services to be launched in October 2007.

▪

In fixed-line, OTE will be offering unlimited local and national long-distance calls through three service packages, “OTE talk 24/7”, “OTE talk Night & Week-end”, “OTE talk 1,2,3” for a monthly fee of €16, €7.30 and €3 respectively. Furthermore, two additional flat-rate packages “OTE 120” (120 minutes of calls for €3.57 per month) and “OTE 240” (240 minutes of calls for €6.95 per month) will enhance the existing retail services portfolio and offer savings of up to 10.8% in local and national long-distance calls.

▪

Four new packages “OTE Mobile 30, 60, 120, 240” will offer fixed-to-mobile calls at the attractive rates of €4.50, €8.50, €16.90 and €32.90 respectively, while discounts on International Calls, offered through the packages “OTE options International calls” may reach 50% from 35% currently offered. Additionally, OTE is introducing a text messaging service (SMS) for fixed-line numbers.

▪

Business customers may enjoy the new conn-x@work plus package which combines voice and data services at multiple locations, as well as a new integrated VoIP IP VPN service which offers free calls within a specific (VPN) network and competitive rates for calls outside the network.

▪

Finally, OTE is introducing an integrated service combining fixed-line, broadband and mobile telephony. The new package “OTE All in One”, offers retail customers always-on broadband, unlimited fixed-to-fixed calls and a Cosmote post-paid subscription, all in a single monthly bill. The “OTE All in One” package will be effective in October 2007.

Commenting on the new service offerings, Mr. Panagis Vourloumis, Chairman and CEO, noted: “We are continuing to launch competitive and innovative products to better meet our customers’ needs and overcome tough market conditions in Greek fixed-line. The products and services we announced today are expected to further enhance our service offerings in telephony as well as broadband.”

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in South-eastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:                Dimitris Tzelepis - Head of Investor Relations

                       Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos-Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2006 filed with the SEC on June 28, 2007. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: September 5, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Financial Officer